December 12, 2002

Dear Noteholder:

       As you may be aware, CIENA Corporation (“CIENA”) acquired ONI Systems Corp. in June 2002. CIENA is offering to purchase any and all of the outstanding ONI Systems Corp. 5% Convertible Subordinated Notes due October 15, 2005 (the “Notes”) at a price to be paid in cash of $860 per $1,000 principal due at maturity, plus accrued and unpaid interest thereon to, but not including, the date of purchase. This offer is being made to all holders of Notes in an issuer tender offer under applicable provisions of the federal securities laws. All Notes properly tendered and not validly withdrawn will be purchased at $860 per $1,000 principal due at maturity, plus accrued and unpaid interest thereon to, but not including, the date of purchase, subject to the terms and conditions of the offer.

       The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your Notes, instructions on how to tender Notes are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the offer. The CIENA Board of Directors does not make any recommendation to any Noteholder whether or not to tender any or all Notes. CIENA has been advised that none of its directors and executive officers own any Notes. You should note that as of the date of this tender offer, the conversion price for CIENA common stock contained in the Notes is significantly higher than the market price of CIENA common stock.

       Please note that the offer is scheduled to expire at 5:00 p.m., New York City time, on January 13, 2003, unless extended by us.

       Questions and requests for assistance or for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Dealer Managers for the Offer, Goldman, Sachs & Co., at 85 Broad Street, New York City, New York 10004, Attn: Prospectus Department, (212) 902-1000 or the Information Agent for the Offer, Georgeson Shareholder, at 17 State Street, 10th Floor, New York, New York 10004, (866) 295-4322.

Sincerely,

Gary B. Smith
President and Chief Executive
Officer